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Exhibit 12(a)

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

TANGER FACTORY OUTLET CENTERS, INC.
TANGER PROPERTIES LIMITED PARTNERSHIP

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income from continuing operations before equity in earnings of unconsolidated joint ventures and minority interests	$18,260,000	$15,874,000	$35,411,000	$14,823,000	$8,185,000	$4,345,000	$7,048,000
Add:
Distributed income of unconsolidated joint ventures	430,500	404,500	988,500	748,000	360,000	—	—
Amortization of capitalized interest	137,750	134,930	272,160	266,130	261,900	256,740	240,200
Interest expense(1)	16,394,599	17,764,578	35,117,327	26,486,266	28,459,805	30,471,907	27,564,868
Portion of rent expense representative of interest factor	457,899	462,411	936,365	772,417	703,245	699,964	629,085

Income as adjusted	35,680,748	34,640,419	72,725,352	43,095,813	37,969,950	35,773,611	35,482,153

Fixed Charges
Interest expense(1)	16,394,599	17,764,578	35,117,327	26,486,266	28,459,805	30,471,907	27,564,868
Capitalized interest	120,000	130,000	212,000	149,000	180,000	583,000	1,076,000
Portion of rent expense representative of interest factor	457,899	462,411	936,365	772,417	703,245	699,964	629,085
Preferred share dividends	—	—	—	806,000	1,771,000	1,771,000	1,823,000

Total combined fixed charges and preferred share dividends	$16,972,498	$18,356,989	$36,265,692	$28,213,683	$31,114,050	$33,525,871	$31,092,953

Ratio of earnings to combined fixed charges and preferred share dividends	2.1	1.9	2.0	1.5	1.2	1.1	1.1

(1)
Includes amortization of debt issue costs of $689,066, $726,531, $1,453,744, $1,306,801, $1,209,469, $1,965,753 and $1,263,848, respectively.

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RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS TANGER FACTORY OUTLET CENTERS, INC. TANGER PROPERTIES LIMITED PARTNERSHIP